UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IRIDEX CORPORATION

(Name of Issuer)

Common Stock (par value $0.01/share)

(Title of Class of Securities)

462684101

(CUSIP Number)

Brent Alexander Roland

7605 N Shadow Mountain Road, Paradise Valley, AZ, 85253

480-290-1587

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462684101	SCHEDULLE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roland Family Support Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 223,688
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 223,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.52%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 462684101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brent Alexander Roland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 461,711
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 461,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.52%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 462684101	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leigh Ann Roland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.52%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 462684101	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Cuthbert Roland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 181,599
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 181,599

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.52%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, par value $0.01 per share (the “Shares), of Iridex Corporation (“IRIX” or the “Company”) with its principal executive offices located at 1212 Terra Bella Avenue, Mountain View, CA, 94043. This statement is filed jointly pursuant to Commission Rule 13d-1(k)(1).

Item 2.	Identity and Background

This statement is filed on behalf of the following reporting persons (collectively, the “Reporting Persons”):

(a)	Brent Alexander Roland, a permanent resident of the United States and citizen of Canada (“B. Roland”).

(b)	Leigh Ann Roland, a permanent resident of the United States and citizen of Canada (“L. Roland”).

(c)	Roland Family Support Trust, a trust established under the laws of the State of Arizona (the “Trust”).

(d)	Glenn Cuthbert Roland, a citizen of the United States (“G. Roland”).

B. Roland is the contact point for this filing. Set forth on Schedule A to this statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Reporting Person.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the personal funds of the individual Reporting Persons and the funds of the Trust.

Item 4.	Purpose of Transaction

The Reporting Persons have purchased the Shares for investment purposes.

The Reporting Persons leave open the possibility of communicating with management of the Company to discuss future strategy.

Item 5.	Interest in Securities of the Issuer

As of the date of this Schedule 13D, each of the Reporting Persons may be deemed to own 881,998 Shares. Such Shares represent 5.52% of Shares outstanding based on 15,985,622 Shares outstanding as of August 11, 2022 as reported in the Company’s 10-Q filed with the Securitas and Exchange Commission for the Company’s Fiscal quarter ended June 30, 2022.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any Shares other than those reported herein as being owned by it.

As of the date of this Schedule 13D, the group has shared voting power with respect to 881,998 Shares. The number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is incorporated herein by reference to the cover page.

The transactions involving the Shares by the Reporting Persons over the past sixty days is provided below. The price reported for the transactions is a weighted average daily price for Shares purchased in multiple transactions. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price.

Date	Reporting Entity	Number of Shares	Price Per share	Where and How Transaction was Effected

8/26/22	Brent Roland	10000	$2.61	TD Ameritrade

8/26/22	Brent Roland	7000	$2.61	TD Ameritrade

9/6/22	Brent Roland	5107	$2.46	TD Ameritrade

9/7/22	Brent Roland	1300	$2.60	TD Ameritrade

9/8/22	Brent Roland	10000	$2.51	TD Ameritrade

9/8/22	Brent Roland	451	$2.51	TD Ameritrade

8/23/22	Brent Roland	10000	$2.73	Charles Schwab

8/24/22	Brent Roland	9000	$2.72	Charles Schwab

8/26/22	Brent Roland	10000	$2.65	Charles Schwab

8/26/22	Brent Roland	10000	$2.72	Charles Schwab

8/26/22	Glenn Roland	6758	$2.60	TD Ameritrade

8/30/22	Glenn Roland	18800	$2.58	TD Ameritrade

9/1/2022	Glenn Roland	33241	$2.50	Charles Schwab

Date	Reporting Entity	Number of Shares	Price Per share	Where and How Transaction was Effected

9/2/2022	Glenn Roland	6759	$2.50	Charles Schwab

8/18/22	Roland Family Support Trust	30000	$2.75	Charles Schwab

8/23/22	Roland Family Support Trust	300	$2.68	Charles Schwab

8/24/22	Roland Family Support Trust	200	$2.68	Charles Schwab

8/24/22	Roland Family Support Trust	20000	$2.79	Charles Schwab

8/26/22	Roland Family Support Trust	7000	$2.62	Charles Schwab

8/28/22	Roland Family Support Trust	20000	$2.62	Charles Schwab

9/13/22	Roland Family Support Trust	22000	$2.48	Charles Schwab

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.	Material to Be Filed as Exhibits

The joint filing agreement entered into among the Reporting Persons is attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2022

Roland Family Support Trust

By:	/s/ Glenn Cuthbert Roland
Name:	Glenn Cuthbert Roland
Title:	Trustee

Brent Alexander Roland

By:	/s/ Brent Alexander Roland
Name:	Brent Alexander Roland
Title:	Individual

Leigh Ann Roland

By:	/s/ Leigh Ann Roland
Name:	Leigh Ann Roland
Title:	Individual

Glenn Cuthbert Roland

By:	/s/ Glenn Cuthbert Roland
Name:	Glenn Cuthbert Roland
Title:	Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Additional Information Concerning the Reporting Persons

Name	Residence or Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of any Corporation or Other Organization in which such Employment is Conducted
Brent Alexander Roland	7605 N Shadow Mountain Rd., Paradise Valley, AZ 85253	Business Owner	Tech Round LLC 8406 E Via De Encanto Scottsdale, AZ 85258
Leigh Ann Roland	7605 N Shadow Mountain Rd., Paradise Valley, AZ 85253	Retired	Not applicable.
Glenn Cuthbert Roland	8533 N. 50th Place; Paradise Valley , AZ 85253	Business Owner	Tech Round LLC 8406 E Via De Encanto Scottsdale, AZ 85258
Roland Family Support Trust	8533 N. 50th Place; Paradise Valley , AZ 85253	Not applicable.	Not applicable.